SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NICE-SYSTEMS LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, par value one New Israeli Shekel per share
(Title of Class of Securities)

M7494X101
(CUSIP Number of Ordinary Shares Underlying Class of Securities)

Dafna Gruber Corporate Vice President and Chief Financial Officer NICE-Systems Ltd. 8 Hapnina Street P.O.Box 690 Ra’anana 43107, Israel Telephone: +972-9-775-3151

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

With copies to:

Adam Klein, Esq. Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street Tel Aviv 64239, Israel Telephone: +972-3-608-9947 Telecopy: +972 3-521-2212	Kenneth L. Henderson, Esq. Bryan Cave LLP 1290 Avenue of the Americas New York, New York 10104 Telephone: (212) 541-2000 Telecopy: (212) 541-4630

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$6,500,000	$362.70

* Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 1,734,422 ordinary shares of NICE-Systems Ltd. having an aggregate value of $6,500,000 will be exchanged for new options or new restricted share units and cancelled pursuant to this exchange offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of June 17, 2009.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 5 for Fiscal Year 2009, equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	Summary Term Sheet.

          The information set forth under “Summary Term Sheet” in the document entitled “Offer to Exchange Certain Outstanding Options,” dated June 23, 2009 (as amended from time to time, the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is NICE-Systems Ltd., an Israeli company (the “Company”), and the address and telephone number of its principal executive offices is 8 Hapnina Street, P.O. Box 690, Ra’anana 43107, Israel, +972-9-775-3030.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase ordinary shares, par value NIS 1.00, issued under the 2003 Stock Option Plan and the Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (together, the “Plans”) having an exercise price greater than $30.00 granted before September 1, 2008 to certain of its active employees residing on the date the offer is commenced, and on the date that the offer expires, in Israel, Hong Kong, the United States or the United Kingdom, other than (i) its directors, Chief Executive Officer and certain other executive officers, and (ii) employees who received one or more option grants from the Company while residing in the United States, but who as of the date of commencement or expiration of the offer, reside in Israel (“Eligible Options”), upon the terms and subject to the conditions set forth in the Offer to Exchange. The exchange pursuant to the Offer to Exchange will be made on a three-for-one basis. Accordingly, upon surrender of Eligible Options pursuant to the Offer to Exchange, the following shall apply: (i) for eligible employees residing in Israel, Hong Kong or the United Kingdom, then for every three ordinary shares for which an Eligible Option is surrendered, a new option exercisable for one ordinary share will be issued on a grant-by-grant basis; and (ii) for eligible employees residing in the United States, then for every three ordinary shares for which an Eligible Option is surrendered, a new restricted share unit exercisable for one ordinary share will be issued, on a grant-by-grant basis. In each of the aforementioned cases, any resulting fractional shares will be rounded to the nearest whole share. The per share exercise price of each new option, and the per share purchase price of each new restricted share unit, will be equal to the par value of the Company’s ordinary shares, or NIS 1.00 (approximately $0.25). The offer is made during the period beginning on June 23, 2009 and ending at 4:00 P.M., Eastern Daylight Time, on August 5, 2009 (or a later date if the Company extends the offer). As of June 17, 2009, there were issued and outstanding Eligible Options held by eligible employees to purchase 1,734,422 ordinary shares.

          The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options and New RSUs”) and Section 8 (“Source and Amount of Consideration; Terms of New Options and New RSUs”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 (“Price Range of ADSs and Ordinary Shares”) is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) Name and Address. The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Surrendering Eligible Options”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options and New RSUs”), Section 6 (“Conditions of This Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options and New RSUs”), Section 9 (“Information About the Company; Summary Financial Information”), Section 11 (“Status of Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Income Tax Consequences”) and Section 14 (“Extension of This Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The Company’s directors, chief executive officer and certain other executive officers are not eligible to participate in the Offer. The Company’s other executive officers will be eligible to participate in the Offer to Exchange on the same terms and conditions as the Company’s other employees. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Plans pursuant to which the Eligible Options have been granted are filed herewith as Exhibits (d)(1) and (d)(2) and are incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Exchange Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Grant of New Options and New RSUs”) and Section 11 (“Status of Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Exchange Offer”) is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options and New RSUs”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 6 (“Conditions of This Exchange Offer”) and Section 8 (“Source and Amount of Consideration; Terms of New Options and New RSUs”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	Interest In Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under Section 9 (“Information About the Company; Summary Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference. The Company’s Annual Report on Form 20-F can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information. Not applicable.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	Exhibits.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NICE-SYSTEMS LTD. By: /s/ Yechiam Cohen —————————————— Name: Yechiam Cohen Title: Corporate Vice President, General Counsel and Corporate Secretary

Date: June 23, 2009

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options, dated June 23, 2009, including Summary Term Sheet.

(a)(1)(B)	Form of Email to be Sent to Eligible Employees Upon Commencement of the Offer to Exchange, from Haim Shani, Chief Executive Officer of NICE-Systems Ltd.

(a)(1)(C)	Form of Email to be Sent to Eligible Employees Upon Commencement of the Offer to Exchange, from the Vice President of Corporate Human Resources of NICE-Systems Ltd.

(a)(1)(D)	Form of Letter to Eligible Option Holders.

(a)(1)(E)	Form of Paper Election Form.

(a)(1)(F)	Form of Election Form - Web Submission.

(a)(1)(G)	Form of Paper Notice of Withdrawal.

(a)(1)(H)	Form of Notice of Withdrawal - Web Submission.

(a)(1)(I)	Form of E-mail Communication Regarding Confirmation of Receipt of Election Form.

(a)(1)(J)	Form of E-mail Communication Regarding Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(K)	Employee Training Materials.

(a)(1)(L)

Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on April 6, 2009 (Commission File No. 000-27466), incorporated herein by reference.

(a)(1)(M)	Current Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 7, 2009 (Commission File No. 000-27466), incorporated herein by reference.

(b)	Not applicable.

(d)(1)

NICE Systems Ltd. 2003 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-System Ltd.’s Annual Report on Form 20-F (File No. 000-27466) filed with the Securities and Exchange Commission on April 6, 2009, and incorporated herein by reference).

(d)(2)

Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (filed as Exhibit 4.4 to NICE-System Ltd.’s Registration Statement on Form S-8 (Registration No. 333-145981) filed with the Securities and Exchange Commission on September 11, 2007, and incorporated herein by reference).

(d)(3)

NICE Systems Ltd. 2008 Share Incentive Plan, as amended (filed as Exhibit 4.8 to NICE-System Ltd.’s Annual Report on Form 20-F (File No. 000-27466) filed with the Securities and Exchange Commission on April 6, 2009, and incorporated herein by reference).

(d)(4)	Form of Option Agreement pursuant to the 2008 Share Incentive Plan, as amended (for participants in Hong Kong).

(d)(5)	Form of Option Agreement pursuant to the 2008 Share Incentive Plan, as amended (for participants in Israel).

(d)(6)	Form of Option Agreement pursuant to the 2008 Share Incentive Plan, as amended (for participants in the United Kingdom).

(d)(7)	Form of RSU Agreement pursuant to the 2008 Share Incentive Plan, as amended (for participants in the United States).

(d)(8)	Form of Notice provided to Employees in Israel regarding the exercise price reduction of certain outstanding options to acquire ordinary shares.

(d)(9)	Form of Option Exchange Agreement entered into by NICE-Systems Ltd. and certain Israeli Executive Officers.

(d)(10)	Form of Option Exchange Agreement entered into by NICE-Systems Ltd. and a certain U.S. Executive Officer.

(g)	Not applicable.

(h)	Not applicable.